UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 20 6
(CUSIP Number)

Nanominerals Corp.
3500 Lakeside Court, Suite 206
Reno, NV 89509
(775) 826-1115
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 20 6

1.	Names of Reporting Persons Nanominerals Corp.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Nevada, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 45,650,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 45,650,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,650,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 25.1%

14.	Type of Reporting Person (See Instructions): CO

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This Schedule 13D/A (Amendment No. 4) is being filed by NANOMINERALS CORP. (the “Reporting Person”) relating to Shares of common stock, par value $0.001 per share, of IRELAND INC. (the “Issuer”) having its principal executive offices located at 2360 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052.

This Schedule 13D/A (Amendment No. 4) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on March 12, 2008, as amended June 13, 2014, August 21, 2014 and October 2, 2014. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective August 14, 2007, Nanominerals acquired 40,150,000 shares of the Issuer’s common stock. Of these shares, 21,950,000 shares were issued by the Issuer in connection with the assignment by Nanominerals to the Issuer of its rights to the mineral projects known as the Columbus and Red Mountain Projects.

The remaining 18,200,000 shares acquired by Nanominerals were acquired from Lorrie Archibald for an aggregate purchase price of $45,500. Nanominerals paid for the purchase price of the shares acquired from Lorrie Archibald out of its own funds.

On March 24, 2014, Nanominerals purchased 500,000 special warrants (the “2014 Special Warrants”) at a purchase price of $0.20 per 2014 Special Warrant. The purchase price for the 2014 Special Warrants was paid out of Nanominerals’ own funds. Pursuant to their terms, the 2014 Special Warrants were converted for no additional consideration into special warrants having the same terms as those special warrants issued by the Issuer on March 15, 2015 (the “2015 Special Warrants”). The 2015 Special Warrants expired on February 28, 2016 and were automatically converted, for no additional consideration, into 500,000 shares of the Issuer’s common stock and warrants to purchase up to 500,000 additional shares of common stock at a price of $0.40 per share, expiring on February 28, 2020.

On August 15, 2014, Nanominerals completed the purchase of an aggregate of 1,333,333 units (the “Issuer Units”) pursuant to the terms of a subscription agreement entered into by Nanominerals with the Issuer on March 24, 2014 whereby Nanominerals agreed to purchase the Issuer Units for an aggregate purchase price of $300,000 on or before August 15, 2014. Each Issuer Unit consists of one share of the Issuer’s common stock and one warrant to purchase an additional share of common stock at $0.45 per share, expiring March 29, 2019. The total value of Issuer Units to be purchased was based on a per unit purchase price of the greater of (i) $0.20 and (ii) the average closing price of the Issuer’s common stock over the 10 trading days prior to closing (the “Per Unit Purchase Price”). Based on the 10 day average closing price of $0.225, the Per Unit Purchase Price was calculated to be $0.225 and the Warrant Exercise Price was calculated to be $0.45.

On February 26, 2016, Nanominerals acquired warrants for the purchase of up to 4,500,000 shares of the Issuer’s common stock at a price of $0.40 for a period expiring on February 28, 2020. The warrants were acquired by Nanominerals in exchange for services provided by Nanominerals to the Issuer during the year ended December 31, 2015.

ITEM 4.             PURPOSE OF TRANSACTION

Each of the securities of the Issuer acquired by Nanominerals was acquired for investment purposes. Other than the acquisition of shares of the Issuer’s common stock upon exercise of warrants owned by Nanominerals, Nanominerals does not have any plans relating to or that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

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(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)           Aggregate Beneficial Ownership:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
Nanominerals Corp.	Common Stock	45,650,000(2)	25.1%
Charles A. Ager	Common Stock	48,050,000(2)	26.5%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of February 28, 2016 there were 181,472,875 shares of common stock issued and outstanding.

(2)

The shares listed as beneficially owned by Nanominerals and Dr. Ager includes warrants to purchase up to 5,000,000 shares of the Issuer’s common stock at a price of $0.40 per share expiring February 28, 2020. The sole officer and director of Nanominerals is Dr. Charles A. Ager. As such, Dr. Ager has voting and dispositive power over the 45,650,000 shares of the Issuer’s common stock listed as beneficially owned by Nanominerals and those shares are listed as being indirectly beneficially owned by him. Individually, Dr. Ager owns 2,100,000 shares of the Issuer’s common stock. Also included in the number of shares listed as being indirectly beneficially owned by Dr. Ager are 300,000 shares of the Issuer’s common stock owned by Dr. Ager’s wife. The shares owned by Dr. Ager and Mrs. Ager have not been included in the shares beneficially owned by Nanominerals.

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(b)	Power to Vote and Dispose of the Issuer Shares:

Nanominerals has sole dispositive and voting power with respect to the shares of the Issuer’s common stock held by Nanominerals. Dr. Ager is the sole director and officer of Nanominerals. No other person has the power to direct the voting or disposition of the shares held by Nanominerals.

(c)	Transactions Effected During the Past 60 Days:

On February 26, 2016, Nanominerals received 4,500,000 warrants in exchange for services provided by Nanominerals to the Issuer during the year ended December 31, 2015. Each warrant entitles the holder to purchase one share of the Issuer’s common stock at a price of $0.40 per share and expiring February 28, 2020.

Effective February 28, 2016, the 2015 Special Warrants of the Issuer owned by Nanominerals were automatically converted for no additional consideration into 500,000 shares of the Issuer’s common stock and additional warrants for the purchase of up to 500,000 shares of the Issuer’s common stock at a price of $0.40 per share expiring on February 28, 2020.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

           None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2016

Date

Charles A. Ager

Signature

Charles A. Ager, President
Nanominerals Corp.

Name/Title